

May 5, 2011

Gil Borok
Chief Financial Officer
CB Richard Ellis Group, Inc.
11150 Santa Monica Blvd
Suite 1600
Los Angeles, CA 90025

> **Re:** **CB Richard Ellis Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-32205**

Dear Mr. Borok:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies

Real Estate

Cost Capitalization and Allocation, page 36

1.   Please tell us if you capitalize internal costs incurred when acquiring, developing and
        constructing real estate assets. To the extent you capitalize such costs, please tell us the
        amount of these indirect costs capitalized for each fiscal year presented.

Results of Operations, page 39

2.   We note your EBITDA, as adjusted disclosure. Please tell us how you have complied
        with Item 10(e)(1)(i)(C) of Regulation S-K, or tell us how you determined it was not
        necessary to include a statement disclosing the reasons why management believes that
        presentation of the this non-GAAP financial measure provides useful information to
        investors.

Liquidity and Capital Resources, page 48

3.   Tell us your consideration of providing liquidity disclosures to discuss the potential tax
        impact associated with the repatriation of undistributed earnings of non-U.S. subsidiaries.
        In this regard, consider disclosing the amount of cash that is currently held by your non-
        U.S. subsidiaries and disclose the impact of repatriating the undistributed earnings of
        non-U.S. subsidiaries. Please refer to Item 303(A)(1) of Regulation S-K and Section IV
        of our Release 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief